                                                 Empirical Ventures, Inc.

                                                     2775 Fir Street, Suite 3E

                                                Vancouver BC, Canada, V6J3C2

Securities and Exchange Commission                                              October 12, 2006

Washington DC

Attention: Janice McGuirk

RE: Empirical Ventures, Inc.

Registration Statement on Form SB-2A File No. 333-120486

Ladies and Gentlemen,

We are writing in response to your comment letter dated August 14, 2006.

After a review of our previous filing on September 20, there appears to be a need for additional disclosure and have revised and updated the disclosure as follows.

1 .We reissue prior comment one of our letter dated May 8, 2006 regarding whether the company is a "blank- check" issuer. We continue to believe that a review of the business plan, purpose, and the surrounding facts contained in the prospectus raise a question as to whether Empirical Ventures is a blank check company, which would require the company to conduct its offering in compliance with the provisions of Rule 419 of Regulation C. If you believe that you do not fall within the definition of a blank chock company, provide a detailed analysis in the prospectus as to the basis.

We have noted this comment and have revised our disclosure as to why we are not a Blank Check Company*

2.

We note your business plan which was sent separately from the filing. Please ensure that all of the information in the business plan is consistent with the disclosure in your prospectus.

We have noted this comment and have revised our disclosure to remain consistent with our business plan

Summary, page 4

3.  Please explain how the working capital was calculated.

We have noted this comment and working Capital is calculated by subtracting Liabilities from Assets

We have since revised our disclosure.*

4.  We reissue prior comment 10 of our letter dated May 8, 2006. Disclose the estimated amount of offering expenses.

We Have noted this comment and have revised our disclosure by adding the estimated offering expenses in the Summary Section of the Prospectus*

Risk Factors, Page 4

5.  As requested in prior, comment 11 of our letter dated May 8. 2006, please state in risk factor two the, amount of the minimum budget and what this will cover. Disclose the material terms of the verbal agreement, with Mr. Ward to support a minimum budget for the next twelve months. Also, add a separate risk factor regarding the lack of enforceability of the verbal agreement with. Mr.. Ward. Lastly, throughout the prospectus, when reference is made to this verbal agreement with Mr. Ward, make it clear regarding the lack of enforceability.

We have noted this comment and have added a separate risk factor as well revised our disclosure to clarify the lack of enforceability.

6. We reissue prior comment 12 of our letter dated May 8, 2006. Explain the to "limited prior business operations" at the top of page 5.

We noted this comment and have revised our disclosure as to “limited prior business operations”

7. As requested in prior comment 13 of our letter dated May 8, 2006, state the deficit incurred from the company 's incorporation through the most recent financial statement date. The disclosure is presently through June 30, 2005

We have noted this comment and revised our disclosure to reflect the deficit of the company to the most recent financial statement date*

Selling Security Holders, page 9

8. we note that the shares being registered for resale by Marcella Ward  have been removed from the table. If these shares are no longer being registered for resale,

    revise the registration statement to reduce the number of shares being registered accordingly. Otherwise, please add back such disclosure.

We have noted this comment and have revised this disclosure*

Security Ownership of Certain Beneficial Owners and Management. page 20,

9. As previously requested in comment 16 of our letter dated May 8, 2006, please revise this table to include the. shares owned by .Marcella Ward as part of the shares beneficially Owned by Derek Ward and provide footnote disclosure as to the, nature of the beneficial ownership of the securities. Lastly, the amount held by the, officers and directors, as a group should be revised to include all of the shares beneficially owned by, management, and the number of persons should include the one officer and director.

We have noted this comment and have revised this section accordingly*

Organization Within Last Five Years, Page 25

10. Please explain the reference to "a supporting budget from Starcom Technologies".

Is there any relationship or affiliation between 3493734 Manitoba or Empirical Ventures and Statcom Technologies. In this regard, we note that Schedule B to Exhibit 10.1, the agreement between the company and 3493734 Manitoba, shows the estimated costs for upgrades and new programming to be $245,000. Also, on page. 31, we note the statement "Starcom Technologies has prepared a development budget for us as follows" with the exact same information as that in Schedule B. Please explain how these additional expenditures will be paid. Are they to be paid to 3493734 Manitoba or to Starcom" You refer to Starcom Technologies as the party that will be performing the development work but then you also refer to 349374 Manitoba as managing and leading the development work. Clarify whether Starcom  performed any work on the original software program. Clarify whether there is a specific Time frame within which these expenditures must be paid. If not, explain how it will be determined that the company is in default under the terms of the agreement. We may have further comment.

We have noted this comment and have provided revised disclosure to this section

11. Please state whether the payment of $10,000 due by March 15, 2006 was paid by the due date. It appears from your supplemental response to prior condiment 24 that the due date was extended and paid an additional $250 for the amendment to the agreement. Also, we note the closing date is set for September 15, 2006. Please clarify whether all of the conditions of the agreement must be met by that date or explain the significance of this date. Please revise the disclosure accordingly.

We have noted this comment and have revised our disclosure

Current and Planned Development Page, 26

12. Identify the control person(s) of World Star and clarify the relationship between World Star and 3493734 Manitoba.

We have noted this comment and have revised our disclosure as to the relationship between world star and 3493734 Manitoba Ltd.*

13. Please explain the statement that "to date we have not identified a party or parties to perform the upgrades to our software program." It appears from the term of the agreement that such upgrades up to $245,000 must be through 3493734 Manitoba. Please reconcile the disclosure accordingly.

We have noted this comment and have reconciled this disclosure*

14. We reissue prior comment 27 of our letter dated May 8, 12006. You continue to note the statement that you will be able to "proceed with continued development and upgrades of our software program on an extremely limited basis without additional funding." Please explain the "limited basis" of development and upgrades that would occur without additional funding. We may have further comment.

We have noted this comment and have revised our disclosure

15.

We reissue prior comment 28 of out letter dated May. 8, 2006. Disclose in greater detail the role of

        Larry Cherrett in the software acquisition. Also, disclose the ultimate control person for 3493734

        Manitoba. Disclose in greater detail the transaction through which 3493734 Manitoba acquired the software Clarify whether 3493734 completed any additional up grades or development to the.

             software before entering into the agreement with Empirical.

We have noted this comment and have revised our disclosure to indicated the ultimate control person for 3493734 Manitoba  and have revised  the section as to any upgrades performed by 3493734 Manitoba

Plan of Operation, Page 30

16. We again reiterate our previous comment.34 of our letter dated May 8, 06. Each of your milestones should provide a beginning date and an ending date, Please revise by providing this information. Provide the time frame for each step of the software upgrade

We have noted this comment and have revised our disclosure accordingly to provide time frames of how long each step will take in upgrading the Software

17. We reissue prior comment 35 of our letter dated May 8, 2006. We continue to note the statement that in furtherance of your business model you have continued to progress [y]our development plan focusing on web design and finding a suitable location to implement a test site." Please elaborate and update on all such efforts.

We have note this comment and have revised our disclosure to elaborate and update on the current status of these items

18. Please provide more detailed discussion of the upgrades to your software programming. Explain the types of upgrades that are to occur.

We have noted this comment and have revised our disclosure to explain the types of upgrades that are to occur.

19. We reissue prior comment 36 of our letter dated May 8, 2006. Please disclose total costs associated with the marketing of your product,

We have noted this comment and have revised this section to disclose in more detail the costs associated with marketing the product

Registering Trademark, Page 30

20. Disclose whether or not there is an executed agreement with Coastal Trade Mark to perform the service. If material, the agreement should be filed as an exhibit to the registration statement, as required by Item 601 (b) of Regulation S-B.

We have noted this comment and there is no executed agreement between the company and Coastal Trade Mark Services as they do not require this*

Results of Operations, Page, 32

21. Please disclose the current cash balance as of the most recent practicable date. The disclosure indicates you currently have $29,630 cash on hand, however, this amount appears to be the cash balance as March 31, 2006, Please update and disclose how long you can currently satisfy your cash balance and how you plan to pay the expenses associated with this offering, in addition to the amount due pursuant to the agreement with 3493734 Manitoba.

We have noted this comment and have revised our disclosure to indicate that the amount due pursuant to the agreement was paid and how we plan to pay the costs of the offering and have adjusted our cash on hand.

22. With respect to prior comment #38 from our May 8, 2006 letter, which referred back to our letter dated February 11, 2005 and comments #51 through 55 from that letter, we cannot locate where these have been complied with. Please specifically advise or otherwise, revise in the next amendment.

We have noted this comment and have revised accordingly

23. It is Noted "[11f we should run into cost overruns  above the $245,000 in future development expenditures and depending on cost, we would most likely continue with the development as opposed to abandoning the project." (emphasis added) How does the company plan to fund a cost overrun should this occur considering its present financial situation?

We have noted this comment and have revised this section to indicate how we plan to fund cost overrun is any

Rule 144 Page 35

24. The last paragraph of This section should be updated to provide more recent disclosure regarding the number of shares held by affiliates that may be sold pursuant to Rule 144. Please revise.

We have noted this comment and have revised this section*

Summary Compensation Table, Page 36

25. The paragraph preceding the .table should reflect the date of June 30, 2006. Please update the information in the table, as well,

We have noted this comment and have revised this section*

Financial Statements, Page39.

Balance Sheet. Page F-3

26. The heading above accrued expenses and Technology purchase agreement payable should be Current Liabilities rather than Current assets. Please revise.

We have noted this comment and have revised this heading*

Changes in and Disagreements with Accountants

27. Please revise this section to provide all of the disclosures specified in Item 304 of Regulation S-B, regarding the registrant's change of accountants from Amisano Hanson to Jewett Schwartz & Associates,. Specifically disclose whether the former accountant's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. This should include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. See Item 304(a) (l)(ii) of Regulation S-B. Please revise,

We have noted this comment and have revised this section accordingly.*

28. Please obtain a currently dated letter from your former accountants which states that they, have read your revised disclosure In this section and they agree with that disclosure insofar as it pertains to their firm, or the respects in which they do not agree. The 'letter from the former accountants should be filed as exhibit 16 to the registration statement. See Item 23 of Form SB-2 Please revise.

We have obtained a currently dated letter from our former independent auditor and have filed it under Exhibit 16*

Part 11

Recent Sales of Unregistered Securities

29. We reissue prior comment 43 of our letter dated May 8, 2006. Please disclose the transaction involving Mr. Cherrett and the 100,000 shares common stock issued to him.

We have noted this comment and have revised this section*

Undertakings

30. Provide the undertakings from Item 512(a) (4) and (g) of Regulation S-B or explain why such disclosure Is not required.

We have noted this comment and have revised our undertaking section to comply with Item 512(a)(4) and (g)*

Exhibit 23.1

31. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in an amendment to the registration statement, In this regard, Jewett, Schwartz &Associates should consent to the use of their report in the registration statement or inclusion of their report in the registration statement rather than "reference in the registration statement of their report", because their report is contained in the registration statement. Please revise.

We have noted this comment and have had our independent auditors revise their consent*

Yours truly,

/s/Derek Ward

Derek Ward